UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Second Quarter 2015

Operating and Financial Results

Monterrey, Mexico, July 22, 2015 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, consolidated results for the second quarter of 2015 today.[1]

Second quarter 2015 Summary

OMA recorded solid results in the second quarter, as a result of its initiatives to develop passenger traffic, commercial services, and diversification projects. There were double-digit increases in passenger traffic (+16.6%), aeronautical revenues (+17.9%), non-aeronautical revenues (+30.1%), Adjusted EBITDA (+29.1%), and consolidated net income (+29.3%).

The principal results of the second quarter include:

▪	Total terminal passenger traffic increased 16.6% to 4.2 million in 2Q15, and all 13 airports recorded passenger traffic growth. Domestic traffic increased 15.6%; international traffic increased 23.6%. Interjet, Volaris, and Grupo Aeroméxico contributed the most to traffic growth, and accounted for 90% of the traffic increase.
▪	One new domestic and one new international route opened in the quarter.
▪	Aeronautical revenues increased 17.9%, principally as a result of the growth in passenger traffic.
▪	Aeronautical revenues per passenger were Ps. 180.1.
▪	Non-aeronautical revenues increased 30.1%, principally as a result of OMA Carga, parking, advertising, and checked baggage screening services.

[1] Unless otherwise stated, all references are to the second quarter of 2015 (2Q15), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 13.0002 per U.S. dollar as of June 30, 2014, Ps. 14.7380 as of December 31, 2014, and Ps. 15.4816 as of June 30, 2015.

▪	Non-aeronautical revenues per passenger increased 11.6% to Ps. 63.1.
▪	Adjusted EBITDA[2] increased 29.1% to Ps. 590 million as a result of the continuing efforts to increase revenues and control cost of services and general and administrative expense (+6.7%), with an Adjusted EBITDA margin of 58.2%.
▪	Consolidated net income increased 29.3% to Ps. 277 million. Earnings were Ps. 0.70 per share, or US$ 0.36 per American Depositary Share (ADS).
▪	Total investment expenditures for Master Development Plan (MDP) and strategic investments were Ps. 195 million.
▪	OMA made a capital reimbursement payment to shareholders of Ps. 1,200 million, or Ps. 3.00 per share, on May 29, 2015.
▪	On May 14, 2015, OMA signed an amendment to its Technical Assistance and Technology Transfer Agreement dated June 14, 2000 with its strategic partner, extending the agreement for 5 years and reducing the payment from 5% to 4% of EBITDA for the first three years and to 3% of EBITDA for the final two years. The changes became effective on June 14, 2015.

2Q15 Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) increased 1.9% to 85,833 operations. Domestic flight operations increased 0.5% and international operations increased 12.3%.

Total passenger traffic increased 16.6% (+592,672 passengers). All thirteen airports recorded growth, and the most important increases in Monterrey (+23.0%; +400,152), Chihuahua (+15.0%; +35,249), Tampico (+19.0%; +30,675), San Luis Potosí (+24.8%; +22,040), Culiacán (+6.6%; +21,789), Acapulco (+14.5%; +21,698), and Ciudad Juárez (+11.3%; +21,059). See Annex Table 1, Passenger Traffic for more detail.

Of total passenger traffic, 86.7% was domestic, and 13.3% was international. Commercial aviation accounted for 98.1% of passenger traffic and general aviation 1.9%. Monterrey generated 51.3% of passenger traffic, Culiacán 8.4%, Chihuahua 6.5%, and Ciudad Juárez 5.0%.

[2] Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

2

Domestic passenger traffic increased 15.6% (+486,586 passengers). Twelve airports recorded growth, with the largest increases in: Monterrey (+21.3%; +318,893), as a result of traffic growth on the Mexico City, Cancún, Bajío, Villahermosa, Guadalajara, and Querétaro routes; Tampico (+20.5%; +30,721), with traffic growth on the Mexico City Villahermosa, and Cancún routes; Chihuahua (+14.0%; +29,776) with increases in traffic on the Mexico City route; Acapulco (+16.4%; +22,694) as a result of increased traffic on the Mexico City and Tijuana routes; Culiacán (+6.8%; +22,131) as a result of increased traffic on the Mexico City, San José del Cabo, and Monterrey routes; and Ciudad Juárez (+11.4%; +21,128) as a result of traffic growth on its Mexico City route.

One domestic route opened during the quarter, while four domestic routes closed.

International passenger traffic increased 23.6%. Seven airports increased international traffic. Monterrey (+32.9%; +81,259 passengers) had the largest increase, as a result of traffic growth on its Houston, Miami, Las Vegas, New York, San Antonio, Los Angeles, and Chicago routes.

During the quarter, one new international route opened.

Air Cargo volumes increased 11.8%. Of total air cargo volume, 62.4% was domestic and 37.6% was international.

Non-Aeronautical and Commercial Operations

The continuous improvement in the commercial and services offerings and the implementation of OMA’s commercial strategy resulted in the opening of 14 commercial spaces or initiatives in 2Q15, including advertising, passenger services, hotel promotion, a restaurant, and a retail store. The commercial space occupancy rate was 95.9% in 2Q15.

NH Terminal 2 Hotel Operations

The operation of the NH T2 hotel in the Mexico City International Airport produced solid results. Revenues rose 6.4%, to Ps. 52 million, principally as a result of an 8% increase in the average room rate, which reached Ps. 1,910. The occupancy rate was 78.5%.

3

Consolidated Financial Results

Revenues

Aeronautical revenues increased 17.9% to Ps.751 million. Domestic passenger charges increased 15.5%, principally as the result of higher passenger volumes. International passenger charges increased 27.8% because of the growth in passengers and the exchange rate effect. Other aeronautical services revenue increased 16.8%, principally as a result of increases in landing fees and platform usage.

Monterrey contributed 50.1% of aeronautical revenues, Culiacán 8.6%, and Chihuahua 6.4%.

Aeronautical revenue per passenger was Ps. 180.1.

4

Non-aeronautical revenues increased 30.1% to Ps. 263 million, or 26.0% of the sum of aeronautical and non-aeronautical revenues.

Commercial activities contributed an additional Ps. 33 million (+31.3%). The line items that contributed most to growth were:

•	Parking revenues (+30.6%; +Ps.11 million), principally as a result of higher volumes and an increase in rates.
•	Advertising revenues (+42.7%; +Ps.8 million), as a result of payments for extending the term of an advertising contract to December 31, 2015.
•	Restaurant revenues (+29.7%; +Ps.4 million), principally as a result of openings during the year, and an increase in participation revenues.
•	Revenue from retailers (+21.6%; +Ps.3 million), as a result of increased participation revenues as a result of higher passenger traffic and the improved offerings in several airports.
•	Car rental revenues (+24.4%; +Ps.3 million) as a result of increased supply in Monterrey starting in 3Q14, renegotiated contracts with ten car rental companies in 4Q14, and an increase in participation revenues.
•	Passenger services (+124.8%; +Ps. 3 million) as a result of increase the commercial offering starting in 3Q14 such as interactive modules and OMA TV, among others.
5

Diversification activities contributed an additional Ps. 20 million (+33.4%). The most important contribution came from OMA Carga, which increased its revenues by 157.6% to Ps. 27 million, as the result of the signing of several long term projects for ground cargo management, a temporary project that increased the volume of air cargo operations, and an initiative to optimize rates.

Complementary activities generated an increase of Ps. 8 million (+21.0%). The service with the most significant growth was checked baggage screening (+22.9%), as a result of increased passenger volumes.

Monterrey contributed 44.0% of non-aeronautical revenues, the NH T2 hotel 19.7%, Mazatlán 4.1%, Chihuahua 3.6%, and Culiacán 3.5%.

Non-aeronautical revenues per passenger increased 11.6% to Ps. 63.1. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 18.0% to Ps. 50.7.

Construction revenues were Ps. 84 million; construction revenues represent the value of improvements to concessioned assets made during the quarter. They are equal to construction costs recognized, and do not generate either a gain or a loss. (See Notes to the Financial Information.)

Total revenues increased 23.6% to Ps. 1,099 million.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses, which exclude those related to the hotel, increased 6.0%, demonstrating OMA’s efforts to realize savings and control costs and expenses. The most significant variations were:

•	Utility payments decreased 11.1%, principally as a result of a reduction in electricity rates.
•	Materials and supplies decreased 17.1%.
•	Subcontracted services increased by Ps. 8 million as a result of increases in corporate governance expenditures and contractual increases for security and cleaning services.
•	Other costs and expenses increased by Ps. 6 million, principally for expenses related to the Master Development Plans.
•	Payroll grew 4.6%, principally as a result of an increase in salaries and a provision for variable compensation.

Hotel costs and expenses rose 13.8%, principally as a result of travel agency commissions.

6

The maintenance provision increased by Ps. 38 million as a result of an increase in the estimated requirements for major maintenance in the MDPs for the thirteen airports.

The airport concession tax increased Ps. 11 million because of the growth in revenues.

The technical assistance fee increased Ps. 5 million as the result of growth in EBITDA. (see Notes to the Financial Information for the calculation base).

Depreciation and amortization increased 10.8%, principally as a result of increased investments.

As a result of the foregoing, total costs and expenses increased 22.8% to Ps. 647 million.

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 29.1% to Ps. 590 million in 2Q15, as a result of the Company’s initiatives to increase revenues and control costs. The Adjusted EBITDA margin rose 375 basis points to 58.2%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 24.8% to Ps. 452 million, with an operating margin of 41.1%.

7

Financing Expense

Financing expense was Ps. 61 million in 2Q15. The increase compared to 2Q14 was principally the result of a higher level of debt.

Taxes

Taxes were Ps. 114 million. Cash tax payments were Ps. 97 million, an increase of 29.0% as a result of an increase in the taxable base. Deferred taxes were Ps. 17 million. The effective tax rate was 29.2%.

Net Income

Consolidated net income was Ps. 277 million.

Earnings per share, based on net income of the controlling interest, were Ps. 0.70, or US$0.36 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

8

MDP and Strategic Investment Expenditures

Total investment expenditures were Ps. 195 million including MDP projects and strategic investments. Expenditures under the MDP included improvements to concessioned assets (Ps. 84 million), various smaller accounts (Ps. 3 million), and major maintenance (Ps. 42 million). The latter is charged to the maintenance provision, reducing this long-term liability. Strategic investments were Ps. 66 million.

The most important investment expenditures included:

9

Debt

As of June 30, 2015, total debt was Ps. 4,713 million and net debt was Ps. 2,681 million. The ratio of net debt to Adjusted EBITDA was 1.25.

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

Cash Flow Statement

For the first six months of 2015, operating activities generated cash of Ps. 961 million, an increase of 59.7% compared to the same period of 2014. The increase was principally the result of increased revenues, and increases in long-term liabilities and accounts payable to related parties.

Investing activities used cash of Ps. 225 million. The most important line items were Ps. 151 million for investment in airport concessions and Ps. 112 million in property, plant, machinery and equipment.

Financing activities generated an outflow of Ps. 1,513 million. The most important item was the Ps. 1,200 million capital reimbursement paid to shareholders on May 29, 2015. Interest payments were Ps. 160 million, and share repurchases were Ps. 146 million.

Cash decreased Ps. 777 million in the first six months of 2015. The balance of cash and cash equivalents was Ps. 2,032 million as of June 30, 2015. (See Annex Table 4).

10

Revised 2015 Outlook

As a result of the growth in passenger traffic volumes during the first half of the year, and taking into account the maturation of the new routes that operate in the Group’s airports, OMA is updating its full year outlook for 2015.

OMA estimates that total passenger traffic growth for 2015 will be between 10% and 12% (previously 6% to 8%). The growth in the sum of aeronautical and non-aeronautical revenues is estimated to be between 13% and 15% (previously 7% to 9%), and non-aeronautical revenues are expected to increase between 18% and 20% (previously 13% to 16%).

The Adjusted EBITDA margin is expected to be between 56% and 58% (previously 53% to 55%).

Master Development Plan investments are expected to be in the range of Ps. 500 to 700 million (unchanged), net of the recognition of land purchases made in prior years (Ps. 131 million in 2015). In addition, strategic investments, principally for diversification projects, are expected to be in the range of Ps. 100 to 200 million (unchanged).

OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of traffic, revenue growth, Adjusted EBITDA, and Capex. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions including oil prices, among others. OMA can provide no assurance that the Company will achieve these results.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 2Q15 earnings conference call on July 23, 2015 at 11 am Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-417-8533 toll-free from the U.S. or1-719-325-2362 from outside the U.S. The conference ID is 6521862. A taped replay will be available through July 30, 2015 at 1-877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

11

Annex Table 1

(Terminal Passengers - Excludes Transit Passengers)

Total Passengers	2Q14	2Q15	% Var	6M14	6M15	% Var
Acapulco	149,346	171,044	**14.5**	313,847	370,287	**18.0**
Ciudad Juárez	185,774	206,833	**11.3**	357,169	401,475	**12.4**
Culiacán	329,979	351,768	**6.6**	656,538	665,937	**1.4**
Chihuahua	234,555	269,804	**15.0**	435,703	502,745	**15.4**
Durango	62,080	70,720	**13.9**	114,987	134,857	**17.3**
Mazatlán	195,251	197,715	**1.3**	411,625	434,746	**5.6**
Monterrey	1,740,656	2,140,808	**23.0**	3,157,877	3,932,890	**24.5**
Reynosa	115,251	126,685	**9.9**	216,638	230,259	**6.3**
San Luis Potosí	88,946	110,986	**24.8**	161,785	208,112	**28.6**
Tampico	161,267	191,942	**19.0**	305,618	365,594	**19.6**
Torreón	133,172	134,831	**1.2**	256,173	252,582	**(1.4)**
Zacatecas	76,452	81,704	**6.9**	135,039	145,123	**7.5**
Zihuatanejo	105,902	116,463	**10.0**	291,650	329,154	**12.9**
Total	**3,578,631**	**4,171,303**	**16.6**	**6,814,649**	**7,973,761**	**17.0**

Domestic Passengers	2Q14	2Q15	% Var	6M14	6M15	% Var
Acapulco	138,547	161,241	**16.4**	278,411	334,578	**20.2**
Ciudad Juárez	185,575	206,703	**11.4**	356,710	401,106	**12.4**
Culiacán	325,543	347,674	**6.8**	648,559	658,011	**1.5**
Chihuahua	212,552	242,328	**14.0**	394,414	451,158	**14.4**
Durango	56,254	65,855	**17.1**	104,801	125,688	**19.9**
Mazatlán	141,568	138,357	**(2.3)**	251,034	256,556	**2.2**
Monterrey	1,493,697	1,812,590	**21.3**	2,693,862	3,320,757	**23.3**
Reynosa	115,056	126,595	**10.0**	216,272	230,043	**6.4**

12

Annex Table 2

13

Annex Table 3

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Income
(Thousands of Pesos)

	2Q14	2Q15	% Var	6M14	6M15	% Var
Revenues						
Aeronautical Revenues	637,534	751,445	18	1,195,724	1,426,783	19.3
Non-Aeronautical Revenues	202,516	263,380	30.1	402,503	502,393	24.8
Aeronautical Revenues + Non-Aeronautical Revenues	**840,050**	**1,014,825**	**20.8**	**1,598,227**	**1,929,176**	**20.7**
Construction Revenues	48,721	83,919	72.2	122,840	190,931	55.4
Total Revenues	**888,771**	**1,098,744**	**23.6**	**1,721,067**	**2,120,107**	**23.2**
Operating Costs						
Cost of Services	185,041	201,796	9.1	358,117	389,874	8.9
Major Maintenance Provision	42,073	79,776	89.6	84,146	121,861	44.8
Construction Costs	48,721	83,919	72.2	122,840	190,931	55.4
General and Administrative Expenses	134,111	138,882	3.6	257,390	266,966	3.7
Concession Taxes	40,254	51,504	27.9	79,184	99,174	25.2
Technical Assistance Fee	20,513	25,620	24.9	38,287	49,571	29.5
Depreciation and Amortization	53,142	58,863	10.8	105,097	117,400	11.7
Other expenses (Revenues) - Net	3,094	6,863	121.8	3,841	(2,315)	n.a.
Total Operating Costs and Expenses	**526,950**	**647,223**	**22.8**	**1,048,903**	**1,233,462**	**17.6**
Operating Income	**361,821**	**451,521**	**24.8**	**672,164**	**886,645**	**31.9**
Operating Margin (%)	40.7%	41.1%	**0.0**	39.1%	41.8%	
Financing (Expense) Income:						
Interest Income	15,431	20,332	31.8	29,867	38,733	29.7
Interest (Expense)	(54,231)	(77,030)	42.0	(82,678)	(175,988)	112.9
Exchange Gain (Loss) - Net	(244)	(3,815)	1,463.9	(1,066)	(11,467)	975.4
Total Financing (Expense) Income	**(39,044)**	**(60,513)**	**55.0**	**(53,877)**	**(148,722)**	**176.0**

Interest (Expense)	(54,231)	(77,030)	42.0	(82,678)	(175,988)	112.9
Exchange Gain (Loss) - Net	(244)	(3,815)	1,463.9	(1,066)	(11,467)	975.4
Total Financing (Expense) Income	**(39,044)**	**(60,513)**	**55.0**	**(53,877)**	**(148,722)**	**176.0**
Income before Taxes	**322,777**	**391,008**	21.1	**618,287**	**737,923**	**19.3**
Income Tax	**108,718**	**114,159**	**5.0**	**146,374**	**202,951**	**38.7**
Consolidated Net Income	**214,059**	**276,849**	**29.3**	**471,913**	**534,972**	**13.4**
Other Comprehensive Income:						
Actuarial Gains (Losses)	-	-	-	-	-	-
Deferred Tax Effect	-	-	-	-	-	-
Consolidated Comprehensive Income	**214,059**	**276,849**	**29.3**	**471,913**	**534,972**	**13.4**
Consolidated Net Income attributable to:						
Non-Controlling Interest	**(2)**	**560**	**n.a.**	526	1,696	222.3
Controlling Interest	**214,061**	**276,289**	**29.1**	471,387	533,276	13.1
Consolidated Comprehensive Income attributable to:						
Non-Controlling Interest	**(2)**	**560**	**n.a.**	526	1,696	222.3
Controlling Interest	**214,061**	**276,289**	**29.1**	471,387	533,276	13.1
Weighted Average Shares Outstanding	397,411,268	394,989,574	0.0	397,411,268	394,989,574	
EPS (Ps.)	0.54	0.70	29.7	1.19	1.35	13.8
EPADS (US$)	0.33	0.36	8.9	0.73	0.70	(4.4)
EBITDA	**414,963**	**510,384**	**23.0**	**777,261**	**1,004,045**	**29.2**
EBITDA Margin (%)	46.7%	46.5%	0	45.2%	47.4%	
Adjusted EBITDA	**457,036**	**590,160**	**29.1**	**861,407**	**1,125,906**	**30.7**
Adjusted EBITDA Margin (%)	54.4%	58.2%	-	53.9%	58.4%	

See Notes to the Financial Information

14

Annex Table 4

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	As of June 30,		
	2014	2015	% Var.
Operating Activities			
Consolidated Net Income	**471,913**	**534,972**	**13.4**
Income Tax	146,374	202,951	38.7
Doubtful Accounts Provision	(629)	772	n.a.
Items in Results Related to Investing Activities			
Depreciation and Amortization	105,097	117,399	11.7
(Profit) / Loss on Sales of Machinery and Equipment - Net	1,448	(71)	
Major Maintenance Provision	84,146	121,861	44.8
Interest Income	(27,755)	(38,732)	39.5
Items in Results Related to Financing Activities			
Interest Expense	82,678	175,990	112.9
Non-Paid Exchange Fluctuation	(836)	10,115	n.a.
	862,436	**1,125,257**	**30.5**
Changes in:			
Trade Accounts Receivable - Net	(39,431)	(116,596)	195.7
Recoverable Taxes	6,760	(43,371)	n.a.
Other Accounts Receivable	(12,549)	8,695	n.a.
Accounts Payable	(36,383)	(46,835)	28.7
Taxes and Accrued Expenses	71,326	85,050	19.2
Taxes Paid	(83,851)	(157,874)	88.3
Accounts Payable to Related Parties	(55,930)	(5,687)	(89.8)

Major Maintenance Provision	(119,711)	(83,698)	(30.1)
Other Long Term Liabilities	9,441	196,330	1,979.5
Net Flow from Operating Activities	**602,108**	**961,271**	**59.7**
Investment Activities			
Land, Building, Machinery and Equipment Acquisition	(59,996)	(112,117)	86.9
Investment in Airport Concessions	(136,260)	(151,199)	11.0
Other Assets	(4,551)	(183)	(96.0)
Charge for Sale of Machinery and Equipment	399	71	n.a.
Interest Income	27,755	38,732	39.5
Net Flow from Investing Activities	**(172,653)**	**(224,696)**	**30.1**
Cash Flow before Financing Activities	**429,455**	**736,576**	**71.5**
Financing Activities			
Repurchase of Shares	(109,592)	(146,210)	33.4
Loans - Disbursed	3,838,568	-	n.a.
Loans - Paid	(729,326)	(22,596)	(96.9)
Interest Expense	(84,222)	(160,386)	90.4
Increase in the Non-Controlling Interest	14,592	15,979	9.5
Capital Reimbursement	(396,884)	(1,200,000)	n/a
Net Cash Flow from Financing Activities	**2,533,136**	**(1,513,213)**	**n.a.**
Net Increase (Reduction) in Cash and Cash Equivalents	**2,962,591**	**(776,637)**	**n.a.**
Cash and Equivalents at Beginning of Period	1,534,006	2,808,149	83.1
Cash and Equivalents at End of Period	**4,496,597**	**2,031,512**	**(54.8)**

See Notes to the Financial Information

15

Annex Table 5

16

Annex Table 6

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Operating Results by Airport
Thousand Passengers and Thousand Pesos

Monterrey	2Q14	2Q15	6M14	6M15
Total Passengers	1,740.7	2,140.8	3,157.9	3,932.9
Total Revenues	381,071	512,544	689,451	908,918
Aeronautical Revenues	296,716	376,160	523,915	668,340
Non- Aeronatical Revenues	77,239	115,889	154,463	216,840
Construction Revenues	7,116	20,495	11,073	23,737
Income from Operations	74,988	84,132	142,080	173,021
EBITDA	99,787	114,888	191,384	228,299

Culiacán	2Q14	2Q15	6M14	6M15
Total Passengers	330.0	351.8	656.5	665.9
Total Revenues	78,495	76,970	157,282	167,940
Aeronautical Revenues	59,304	64,668	112,654	117,727
Non- Aeronatical Revenues	7,832	9,198	15,788	18,319
Construction Revenues	11,359	3,104	28,839	31,894
Income from Operations	15,128	11,029	26,553	26,616
EBITDA	21,552	17,487	39,484	37,661

Chihuahua				
Total Passengers	234.6	269.8	435.7	502.7
Total Revenues	50,214	59,113	98,862	108,028
Aeronautical Revenues	41,602	48,192	74,522	88,294
Non- Aeronatical Revenues	7,930	9,607	15,613	18,420
Construction Revenues	683	1,314	8,727	1,314
Income from Operations	7,750	10,647	15,150	21,448
EBITDA	14,363	18,958	28,306	36,061

Ciudad Juárez				
Total Passengers	185.8	206.8	357	401.5
Total Revenues	38,720	44,947	74,690	83,972
Aeronautical Revenues	31,700	36,639	57,952	66,963
Non- Aeronatical Revenues	5,329	6,838	10,701	13,459
Construction Revenues	1,690	1,470	6,037	3,551
Income from Operations	8,007	7,159	13,959	16,196
EBITDA	13,957	19,278	25,633	34,735

Mazatlán				
Total Passengers	195.3	197.7	411.6	434.7
Total Revenues	54,977	53,802	123,681	128,827
Aeronautical Revenues	36,695	33,883	81,146	85,705
Non- Aeronatical Revenues	8,482	10,781	17,668	21,823
Construction Revenues	9,801	9,138	24,866	21,299

Acapulco				
Total Passengers	149.3	171.0	314	370
Total Revenues	38,790	67,312	85,450	147,283
Aeronautical Revenues	28,052	32,510	59,924	71,558
Non- Aeronatical Revenues	5,073	6,998	10,595	13,375
Construction Revenues	5,664	27,804	14,930	62,350

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Annex Table 7

In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

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Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from fourth parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from fourth party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

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Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the fourth five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Reclassification of Cost Recoveries: Through December 31, 2014, the contractual recovery of various expenses

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for commercial activities was recorded as an increase in non-aeronautical revenues. Effective 2015, these amounts are recorded as a reduction in cost of airport services. For comparative purposes, at total of Ps. 30.5 million recorded in 2014 was reclassified. As a result, revenue and expense accounts may vary from those published earlier.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2015, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance, and takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports. Effective June 14, 2015 the payment is reduced to 4% of EBITDA as the result of an Amendment to the Technical Assistance and Technology Transfer Agreement dated June 14, 2000 signed on May 14, 2015. The amended agreement is favorable to OMA by reducing the fee from 5% to 4% for the first three years and to 3% for the final two years of the amended agreement. The calculation base was not modified.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s fourth largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the fourth largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪	Webpage http://ir.oma.aero
▪	Twitter http://twitter.com/OMAeropuertos
▪	Facebook https://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: July 22, 2015